Exhibit 99.1

PETAQUILLA MINERALS LTD.
#410 – 475 West Georgia Street
Vancouver, B.C. V6B 4M9
(the “Company”)

SPECIAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the offices of Petaquilla Minerals Ltd.,
Suite 410, 475 West Georgia Street,
Vancouver, BC, Canada
on Monday, January 31, 2011, at 10:00 a.m. (Vancouver time)

Report of Voting Results

In accordance with section 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

The following matters were put to a vote by a show of hands:

	Brief Description of Matter	Outcome of Vote
1

To consider and, if thought fit, to approve an ordinary resolution authorizing the Company to complete the private placement of subscription receipts, as described in the Company’s Management Information Circular dated December 29, 2010, including the issuance of and payment by the Company of:

      (a)      16,000,000 common shares in the capital of the Company and 16,000,000 common share purchase warrants, with each common share purchase warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates, to subscribers of the 16,000,000 subscription receipts, at no additional consideration;

    (b)        800,000 finder options as compensation to the Finders with the finder options entitling the holders to acquire an aggregate of 800,000 units at $1.00 Canadian per unit, whereby the units are convertible to 800,000 common shares in the capital of the Company and 800,000 common share purchase warrants, with each warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates; and

(c)       $800,000 Canadian dollars as cash compensation to the Finders for introducing subscribers to the Company.

Carried